EXHIBIT 99.1

Stantec reports strong first quarter 2025 results, with 29% increase in adjusted earnings per share and record backlog of $7.9 billion

Highlights

  Record net revenue of $1.6 billion, an increase of 13.3% compared to Q1 2024
  Adjusted EBITDAˆ increase of 19.1% to $252.3 million and adjusted EBITDA marginˆ of 16.2%, a 70 basis point increase over Q1 2024
  Diluted EPS of $0.88 and adjusted EPSˆ of $1.16, up 29.4% and 28.9%, respectively, compared to Q1 2024
  Confirms full-year guidance and achieved record backlog of $7.9 billion, up 12.8% over Q1 2024
  Acquired Ryan Hanley, a 150-person engineering and environmental consultancy firm in Ireland, strengthening Stantec’s offering in the Irish water sector
  Entered into a definitive purchase agreement to acquire Page, a 1,400-person US-based design, architecture and engineering firm. The acquisition will position Stantec to become the second largest architecture firm in the US.

EDMONTON, Alberta and NEW YORK, May 14, 2025 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable engineering, architecture and environmental consulting, released its first quarter 2025 results today showcasing continued strong demand and solid project execution.

During the quarter, net revenue increased 13.3% year-over-year to $1.6 billion, primarily driven by 5.9% organic and 3.2% acquisition growthˆ. The Company achieved organic growth in each of Stantec's regional and business operating units, most notably in Canada which achieved 12.2% organic growth. Adjusted EBITDA for the first quarter of 2025 increased 19.1% or $40.4 million, and adjusted EBITDA margin was 16.2%, up 70 basis points compared to the first quarter of 2024. Stantec delivered diluted earnings per share (EPS) of $0.88 and adjusted EPS of $1.16.

“Stantec delivered solid first quarter results, supported by strong project execution and operational performance,” said Gord Johnston, President and CEO. “Amid a dynamic market environment, we remain confident in our outlook and reaffirm our 2025 guidance. With a record-high backlog of $7.9 billion and a robust pipeline of growth opportunities ahead of us, we are well-positioned to build on our momentum and deliver another record year for Stantec.”

Mr. Johnston continued, “We also started off the year strong on the M&A front, entering into a definitive agreement to acquire Page and with the acquisition of Ryan Hanley. Combined, these two firms will add more than 1,500 team members to Stantec and greatly contribute to the targets we set in our 2024-2026 Strategic Plan. We remain very optimistic and are well on track to successfully deliver this plan.”

In early April 2025, Stantec entered into a definitive purchase agreement to acquire all the issued and outstanding membership interests of Page, a 1,400-person architecture and engineering firm headquartered in Washington, DC. The acquisition will deepen Stantec’s expertise and resources in key growth areas such as advanced manufacturing, data centers, and healthcare, while adding new capabilities in cleanroom design and fabrication facilities. Stantec also acquired Ryan Hanley, a 150-person engineering and environmental consultancy firm in Ireland, expanding Stantec’s presence in the country.

2025 Outlook

Stantec reaffirms the following outlook for 2025:

2025 Annual Range
Targets
Net revenue growth	7% to 10%
Adjusted EBITDA as % of net revenue (note)	16.7% to 17.3%
Adjusted net income as % of net revenue (note)	above 8.8%
Adjusted EPS growth (note)	16% to 19%
Adjusted ROIC (note)	above 12%

In setting Stantec's targets and guidance, the Company assumed an average value for the US dollar of $1.41, GBP of $1.80, and AU of $0.90. For all other underlying assumptions, see the Q1 2025 MD&A. These targets do not include any assumptions for additional acquisitions, including Page and Ryan Hanley, or the impact of revaluing our share-based compensation, as further described below.

note: Adjusted EBITDA, adjusted net income, adjusted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section.

Stantec continues to expect to achieve net revenue growth of 7% to 10% in 2025, with net revenue organic growth in the mid- to high- single digits. Organic growth in both US and Canada is expected to be in the mid- to high- single digits, driven by continuing strong momentum as reflected in the Company's record-high backlog between the two countries. Organic growth in Global is also expected to achieve mid to high single-digit growth driven by continued high levels of activity in Stantec's Water business under the ongoing Asset Management Program and frameworks and positive demand fundamentals in other Global business units.

Stantec continues to anticipate adjusted EBITDA margin will be in the range of 16.7% to 17.3%, reflecting strong project margins driven by solid project execution and continued discipline and enhanced strategies in the management of administration and marketing costs. These strategies include expanding the use of our high value centers, optimizing digital strategies, and increased efficiencies from improving scale in certain geographies. Stantec expects adjusted EBITDA margin in Q2 and Q3 2025 to be near or above the high end of this range because of increased seasonal activities in the northern hemisphere, offset by lower expected margins in Q4 of 2025 due to seasonal effects.

Overall, Stantec expects to drive adjusted net income to a margin of greater than 8.8% of net revenue and to deliver 16% to 19% growth in adjusted EPS in comparison to 2024.

The above targets do not include any assumptions for additional acquisitions, including Page and Ryan Hanley, or the impact from share price movements subsequent to December 31, 2024 and the relative total shareholder return components on Stantec's share-based compensation programs.

Q1 2025 Financial Highlights

  Net revenue increased 13.3% or $182.9 million, to $1.6 billion, primarily driven by 5.9% organic growth and 3.2% acquisition growth, as well as from the positive impact of foreign exchange. Stantec achieved organic growth in all of its regional and business operating units, most notably in Canada with double-digit organic growth.
  Project margin increased 13.6% or $101.0 million, to $843.5 million. As a percentage of net revenue, project margin increased by 10 basis points to 54.3%, reflecting solid project execution.
  Adjusted EBITDA increased 19.1% or $40.4 million, to $252.3 million. Adjusted EBITDA margin was 16.2%, an increase of 70 basis points compared to Q1 2024. The quarter-over-quarter change in margin primarily reflects consistent project margins and lower administrative and marketing expenses as a percentage of net revenue, due in part to lower share-based compensation costs and discretionary spending.
  Net income increased 29.8% or $23.0 million, to $100.1 million, and diluted EPS increased 29.4%, or $0.20, to $0.88, mainly due to strong net revenue growth and overall lower costs as a percentage of net revenue.
  Adjusted net income grew 28.9% or $29.8 million, to $132.8 million, achieving 8.6% of net revenue—an increase of 110 basis points. Adjusted EPS increased 28.9% or $0.26, to $1.16.
  Contract backlog increased to $7.9 billion at March 31, 2025, achieving 12.8% overall growth year over year, which includes 7.5% organic growth. Organic growth was achieved in all of Stantec's regional operating units. Contract backlog represents approximately 12 months of work.
  Operating cash flows increased $58.0 million or 135.8%, with cash inflows of $100.7 million, reflecting continued strong cash flow generation, growth and strong operational performance.
  DSO was 77 days, remaining within Stantec's target of 80 days.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at March 31, 2025 was 1.1x, remaining within the Company's internal target range of 1.0x to 2.0x.
  On April 2, 2025, Stantec entered into a definitive purchase agreement to acquire all the issued and outstanding membership interests of Page. Page is a 1,400-person architecture and engineering firm headquartered in Washington, DC that strategically complements the Company's Buildings business and serves the advanced manufacturing, healthcare, mission critical, academic, civic, aviation, science and technology, and commercial markets.
  On April 8, 2025 Stantec acquired Ryan Hanley, a 150-person engineering and environmental consultancy firm in Ireland, bolstering Stantec's offering in the Irish water sector.
  On May 14, 2025, Stantec's Board of Directors declared a dividend of $0.225 per share, payable on July 15, 2025, to shareholders of record on June 30, 2025.

Q1 2025 Financial Highlights

	For the quarter ended March 31,
	2025		2024
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,923.6	123.9%	1,721.4	125.6%
Net revenue	1,553.0	100.0%	1,370.1	100.0%
Direct payroll costs	709.5	45.7%	627.6	45.8%
Project margin	843.5	54.3%	742.5	54.2%
Administrative and marketing expenses (note 1)	612.0	39.4%	545.9	39.8%
Depreciation of property and equipment	17.6	1.1%	15.8	1.2%
Depreciation of lease assets	32.2	2.1%	31.5	2.3%
Amortization of intangible assets	28.7	1.8%	31.0	2.3%
Net interest expense and other net finance expense	21.4	1.4%	24.2	1.8%
Other expense (income)	1.6	0.2%	(5.3)	(0.4%)
Income taxes (note 1)	29.9	1.9%	22.3	1.6%
Net income (note 1)	100.1	6.4%	77.1	5.6%
Basic and diluted earnings per share (EPS) (note 1)	0.88	n/m	0.68	n/m
Adjusted EBITDA (note 2)	252.3	16.2%	211.9	15.5%
Adjusted net income (note 2)	132.8	8.6%	103.0	7.5%
Adjusted EPS (note 2)	1.16	n/m	0.90	n/m
Dividends declared per common share	0.225	n/m	0.210	n/m

note 1: Results for the quarter ended March 31, 2024 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of the Q1 2025 MD&A further details.
note 2: Adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures (discussed in the Definitions section of the Q1 2025 MD&A).
n/m = not meaningful

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q1 2025	Q1 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	372.1	323.7	48.4	9.0	n/a	39.4	12.2%
United States	804.9	733.9	71.0	5.6	47.6	17.8	2.4%
Global	376.0	312.5	63.5	29.3	10.8	23.4	7.5%
Total	1,553.0	1,370.1	182.9	43.9	58.4	80.6
Percentage Growth			13.3%	3.2%	4.2%	5.9%

Backlog

(In millions of Canadian dollars, except percentages)	Mar 31, 2025	Dec 31, 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Canada	1,753.1	1,687.1	66.0	—	n/a	66.0	3.9%
United States	4,802.1	4,722.6	79.5	—	(20.5)	100.0	2.1%
Global	1,376.7	1,414.2	(37.5)	—	29.5	(67.0)	(4.7)%
Total	7,931.9	7,823.9	108.0	—	9.0	99.0
Percentage Growth			1.4%	—%	0.1%	1.3%

Webcast & Conference Call

Stantec will host a live webcast and conference call on Thursday, May 15, 2025, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Company’s first quarter performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of Stantec.com.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. However, in this press release, the following non-IFRS and other financial measures are used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), free cash flow, net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the Q1 2025 Management’s Discussion and Analysis, available on SEDAR+ at sedarplus.ca, EDGAR at sec.gov, and the Company’s website at Stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of Stantec's financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward-looking Statements

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, (a) statements regarding the anticipated benefits and strategic positioning of Stantec after giving effect to the Page acquisition, and (b) Stantec's Outlook and Annual Targets for 2025 in their entirety, any projections related to revenue, adjusted EBITDA as a % of net revenue, adjusted net income as a % of net revenue, adjusted diluted EPS growth, adjusted ROIC, free cash flow to net income, net debt to adjusted EBITDA, effective tax rate, earnings patterns, and days sales outstanding. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties. Stantec's assumptions relating to the 2025 Outlook and Annual Targets are provided in the Company’s 2024 Annual Report.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of the Page acquisition not completing, economic downturns, future pandemics or health crises that could adversely affect operations, reduced public or private sector capital spend, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three month period ended March 31, 2025, there has been no significant change in the risk factors from those described in Stantec's 2024 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar+.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2024 Annual Report free of charge from the investor contact noted below.

Investor Contact

Jess Nieukerk
Stantec Investor Relations
Ph: 403-569-5389
jess.nieukerk@stantec.com

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is also available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind

Attached to this news release are Stantec’s reconciliation of non-IFRS financial measures.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2025	2024
Net income (note 1)	100.1	77.1
Add back (deduct):
Income taxes (note 1)	29.9	22.3
Net interest expense	21.0	24.0
Net (reversal) impairment of lease assets (note 2)	(0.1)	0.5
Depreciation and amortization	78.5	78.3
Unrealized loss (gain) on equity securities	8.7	(1.9)
Acquisition, integration, and restructuring costs (note 1,5,6)	14.2	11.6

Adjusted EBITDA	252.3	211.9

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2025	2024
Net income (note 1)	100.1	77.1
Add back (deduct) after tax:
Net (reversal) impairment of lease assets (note 2)	(0.1)	0.3
Amortization of intangible assets related to acquisitions (note 3)	15.1	18.1
Unrealized loss (gain) on equity securities (note 4)	6.7	(1.5)
Acquisition, integration, and restructuring costs (note 1,5,6)	11.0	9.0

Adjusted net income	132.8	103.0
Weighted average number of shares outstanding - diluted	114,066,995	114,066,995
Adjusted earnings per share	1.16	0.90

See the Definitions section of the Q1 2025 MD&A for the discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: Results for the quarter ended March 31, 2024 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of the Q1 2025 MD&A for further details.
note 2: The net (reversal) impairment of lease assets includes onerous contracts associated with the impairment for the quarter ended March 31, 2025 of nil (2024 – $0.1). For the quarter ended March 31, 2025, this amount is net of tax of nil (2024 – $0.2).
note 3: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended March 31, 2025, this amount is net of tax of $4.5 (2024 – $5.3).
note 4: For the quarter ended March 31, 2025, this amount is net of tax of $2.0 (2024 – $(0.4)).
note 5: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with Stantec's acquisitions and restructuring costs. For the quarter ended March 31, 2025, this amount is net of tax of $3.2 (2024 – $2.6).
note 6: Acquisition, integration, and restructuring cost include additional acquisition costs related to the change in accounting policy described in note 1 for the quarter ended March 31, 2025 of $0.9 (2024 – $3.0).

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ˆ Adjusted EPS, adjusted net income, adjusted EBITDA, and adjusted EBITDA margin are non-IFRS measures, and organic growth, acquisition growth and DSO are other financial measures (discussed in the Definitions section of the Q1 2025 MD&A).